Exhibit 99.30

LIBERATION INVESTMENT GROUP, LLC

11766 Wilshire Boulevard, Suite 870

Los Angeles, CA 90025

Contact: Emanuel Pearlman

Tel: 310.479.3434

Fax: 310.479.3363

DELAWARE COURT REJECTS BALLY’S “POISON PILL” MOTION;

LIBERATION ADDRESSES BALLY’S GOVERNANCE REFORMS

LOS ANGELES, CA – January 12, 2006 - Investment funds Liberation Investments, L.P. and Liberation Investments Ltd. (“Liberation”) announced that on January 11, 2006 the Court of Chancery of the State of Delaware (the “Court”) denied a motion by Bally Total Fitness Holding Corporation (“Bally”) for expedited discovery in its legal action seeking a determination that its “poison pill” has been triggered.

The Court concluded that Bally failed to show that it would suffer irreparable harm if its motion was not granted. In addition, the Court said that Bally had waited too long to bring its motion and that it would be unfair to subject Liberation to “the heavy machinery of expedited discovery” before Bally’s annual stockholder meeting, which is scheduled to take place on January 26, 2006.

The Court’s decision arose out of a counterclaim filed by Bally shortly before midnight on Monday January 9, 2006 in an action originally brought before the Court in December of 2005 by Liberation to challenge the legality of certain provisions contained in Bally’s “poison pill” plan that purport to prevent one or more stockholders collectively holding in excess of 15% of Bally’s stock from, among other things, acting in concert to run a proxy contest.

Liberation said that it believes that Bally’s attempt to have its “poison pill” triggered is the latest episode in a continuing campaign to interfere with Liberation’s proxy solicitation efforts and prevent, at any cost, shareholders from voting on Liberation’s shareholder proposals.

Liberation commented, “Bally’s attempted use of its ‘poison pill’ - an anti-takeover defense - as a club to beat down shareholders intent on engaging in a legitimate expression of shareholder democracy is brazen and unprecedented. Our proxy campaign in no way seeks to seize control of Bally; we are not even running a slate of director nominees for election. On the contrary, we are keenly focused on fixing Bally’s broken corporate governance and creating a lasting mechanism that aligns the incentives of Bally’s CEO with those of its shareholders. Why does Bally so fear these reforms?”

Gregg Frankel, President of Liberation Investment Group LLC, commented, “This is the third time in recent weeks that a court has rejected what we believe is a transparent Bally attempt to undermine the possibility of an orderly and fair annual meeting in which shareholder rights are taken seriously. Bally’s unyielding litigiousness is a shameful waste of shareholder money in support of an effort to curb shareholder rights.”

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Liberation said that it was pleased that several of the corporate governance reforms that it has repeatedly called on Bally to adopt over the past 18 months have recently been accepted by Bally. Liberation believes that Bally’s acknowledgment of past governance shortcomings is an important first step toward achieving improved corporate governance.

Bally announced that, among other reforms, it had appointed a lead director, which its existing corporate governance guidelines have long required, and would establish a special committee comprised of four independent directors to manage its consideration of strategic alternatives. Four of seven current Bally directors were appointed to their positions and have never been voted into office by shareholders. Bally has not yet publicly revealed whether it intends to permit non-elected directors to serve on its special committee.

While Liberation views Bally’s initial steps toward corporate governance improvement as necessary and appropriate, Liberation continues to insist that meaningful reform can only be achieved if Bally redeems its “poison pill,” declassifies its Board of Directors, and separates the offices of Chief Executive Officer and Chairman of the Board.

Liberation Investments, L.P. and Liberation Investments Ltd. are private investment funds managed by Liberation Investment Group LLC. Emanuel R. Pearlman is the majority member and general manager of Liberation Investment Group LLC, and as such may be deemed to be the beneficial owner of the shares of Bally owned by the Liberation Funds.